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                              April 23, 2021

       Osvaldo Flores
       Chief Executive Officer
       Century Therapeutics, Inc.
       3675 Market Street
       Philadelphia, Pennsylvania 19104

                                                        Re: Century
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 26,
2021
                                                            CIK No. 0001850119

       Dear Dr. Flores:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 26, 2021

       Prospectus Summary, page i

   1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that
lay readers will understand the disclosure. For example, please briefly explain what you mean
by iPSC-derived NK and T therapeutics and CRISPR-
                                                        HDR technology.
       Our pipeline, page iii

   2. We note the inclusion of your Discovery Platform in your pipeline table on pages iii and
                                                        86. Given the stage of
development of the program, it does not appear material to the company at this time.
Therefore, please remove the program from the pipeline table.
 Osvaldo Flores
FirstName   LastNameOsvaldo Flores
Century Therapeutics,  Inc.
Comapany
April       NameCentury Therapeutics, Inc.
       23, 2021
April 223, 2021 Page 2
Page
FirstName LastName
Our team, page v

3. We note that your website lists Dr. Hiromitsu Nakauchi, M.D., Ph.D. as a Scientific Co-
         Founder of the company. Please explain whether Dr. Nakauchi remains involved in the company and, if so, in what capacity. If material, please include disclosure regarding his role and compensation, as appropriate.
Risk factors, page 1

4. We note your disclosure on page 38 of the risks related to the potential termination of any of your license agreements with FCDI and other licensors. Given the bullet point on page
         v which states that you are highly dependent on your strategic relationships and collaborations and any termination or loss of significant rights under such arrangements with your strategic partners could seriously harm your business, please also add disclosure in this section with respect to the risks related to the potential breach or termination of other material agreements, such as your collaboration and manufacturing agreements with
         FCDI.
Market and industry data, page 59

5. We note your statement cautioning investors not to give undue weight to estimates or projections included in the prospectus and your statement that you have not independently verified the accuracy or completeness of the data contained in industry publications and reports. These statements may imply an inappropriate disclaimer of responsibility with respect to the third party information; therefore, either remove the potential disclaiming language or clearly state in this section that you are liable for such information.
Selected consolidated financial data, page 67

6. Please provide historical earnings and units per share information. In addition, provide pro forma earnings per share information for the latest year and any subsequent interim periods to give effect to (i) the 2021 Reorganization; (ii) the automatic conversion of all your preferred stock outstanding into 85,865,789 shares of your common stock upon the closing of the offering; and (iii) the reverse stock split to be effected prior to the closing of this offering. Provide a footnote that explains the nature of the pro forma earnings per share information and how it was calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Common Stock Valuations, page 81

7. Once you have an estimated offering price or range, please explain to us how Prior
         Century determined the fair value of the awards underlying their equity issuances granted
 Osvaldo Flores
FirstName   LastNameOsvaldo Flores
Century Therapeutics,  Inc.
Comapany
April       NameCentury Therapeutics, Inc.
       23, 2021
April 323, 2021 Page 3
Page
FirstName LastName
         to the Company's employees. Address the reasons for any differences between recent equity valuations of Prior Century and the Company leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation. Please discuss with the staff how to submit your response.
Advantages of our proprietary Allo-Evasion technology, page 95

8. Please revise the graphics on pages 95 and 112 to include labels and units for both axes, where applicable.
Our development candidates, page 104

9. We refer to your disclosure on page 104 that you believe your program will continue the advancement of your iT cell platform to generate safe and efficacious iPSC-derived cell therapies for different tumor indications. We also note your disclosure on page 113 that
         you believe that CNTY-101 addresses    unmet needs for an
off-the-shelf, safe and
         effective cell therapy offering an improved therapeutic profile. Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including those cited above.
Licensing, partnerships and collaborations, page 118

10. Please provide the current expiration date for the last-to-expire patent licensed under the
         Differentiation License and the Reprogramming License agreements with FCDI, the
         WARF License, the iCELL sublicense agreement and the Empirica License agreement. Please also disclose the duration of the license agreement you granted FCDI to
         manufacture or practice developments made by you both in Japan and worldwide.
11. Please disclose the royalty term under your Reprogramming License agreement with
         FCDI (as required by the WARF License) and the Empirica License agreement.
12. Please include disclosure in the Business section and expand your disclosure on page 71 in the MD&A section to include the material terms of the master services agreement with
         Distributed Bio, Inc. We refer to your disclosure on page F-19, but did not note any further references in the prospectus. Please also file the master services agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.
13. We note your disclosure on page 120 that Bayer was granted a right of first refusal under the Option Agreement to submit bids for the transfer, sale or license of certain product candidates comprised of allogeneic iPSC-derived natural killer cells among others (or the
            Research Products   ). Given that your pipeline includes product
candidates that may
         include iPSC-derived natural killer (or iNK) therapeutics, please clarify if the Research
         Products would include any of the product candidates listed in the pipeline table on page
 Osvaldo Flores
FirstName   LastNameOsvaldo Flores
Century Therapeutics,  Inc.
Comapany
April       NameCentury Therapeutics, Inc.
       23, 2021
April 423, 2021 Page 4
Page
FirstName LastName
         iii and if so, please revise your disclosure to highlight this arrangement in the Summary and also in the Risk Factor disclosure on page 4.
Intellectual Property, page 121

14. We note your disclosure on page 124 regarding the sublicense to patents owned by WARF
         with respect to the    Thompson Factors.    Please also disclose the
type of patent protection
         provided to this sublicense.
15. We note your disclosure that you license a patent portfolio covering the composition, production and use of the CRISPR-MAD7 gene-editing technology from Inscripta, Inc. on a non-exclusive basis. Please disclose the applicable jurisdiction of those patents. Please also file the license agreement as an exhibit to this registration statement as required by
         Item 601(b)(10) of Regulation S-K or explain to us why it is not material.
16. You disclose on page 125 that you license from FCDI a portfolio of six patent families relating to the differentiation of iPSC cells, but we note your disclosure of only five issued
         U.S. patents. Please confirm and expand your disclosure to include all patents in the six patent families, along with the type of patent protection provided, expiration dates and applicable jurisdictions. Consider adding tabular disclosure in addition to the narrative for ease of use.
Century Therapeutics, LLC and Subsidiary Financial Statements
Consolidated statements of operations and comprehensive loss, page F-4

17. Please present historical net loss per units and net loss per share information and provide the disclosures required by ASC 260-10-50. Refer to ASC 260-10-15-2.
Note 3. Initial Capitalization, page F-13

18. We note that on June 21, 2019, Prior Century and Bayer entered into a commitment agreement to initially capitalize the Company. Please address the following:

                We note that in exchange for issuing 67,226,891 common units to Prior Century, the
              Company acquired substantially all of Prior Century   s assets,
assumed all of its
              liabilities and assumed the operations of Prior Century and after Bayer's cash contributions to the Company, Prior Century owned 78% of the Company's equity interests. We further note that notwithstanding its 78% equity interest, Prior
              Century accounts for its investment in the Company under the equity method of accounting. With reference to specific terms of Bayer's approval and veto rights, please tell us and expand your disclosures to clarify how you determined that Prior
              Century did not retain control the Company; and
                Provide us with a sufficiently detailed explanation of how your determined the fair value of the 67,226,891 units issued to Prior Century. Expand your disclosures herein, or within your Common Stock Critical Accounting Policies section, to clarify.
 Osvaldo Flores
Century Therapeutics, Inc.
April 23, 2021
Page 5
19. We note the relative fair value allocation of the transaction costs resulted in $225 million of in-process research and development (IPR&D). Please expand your disclosures herein, or within Management's Discussion and Analysis, to describe the significant
      IPR&D projects acquired.
Note 14. Stock-based compensation, page F-22

20. Please disclose the fair value of Prior Century's shares underlying its options issued to the
      Company's employees during the periods presented and how you determined such fair values. Please address how you took into consideration the fair value of the Company's equity interests as determined in connection with its initial capitalization as discussed in
      Note 3. In this regard, we note that subsequent to the initial capitalization of the
      Company, Prior Century has no significant operations other than its investment in the
      Company.
General

21. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Christine Torney at 202-551-3652 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameOsvaldo Flores
                                                             Division of
Corporation Finance
Comapany NameCentury Therapeutics, Inc.
                                                             Office of Life
Sciences
April 23, 2021 Page 5
cc:       Rachael Bushey, Esq.
FirstName LastName